UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14603

THE MONY GROUP INC.

(Exact name of registrant as specified in its charter)

1740 Broadway, New York, New York 10019; (212) 708-2000

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, par value $0.01 per share, 7.45% Senior Notes and 8.35% Senior Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	(X)	Rule 12h-3(b)(1)(i)	(X)
Rule 12g-4(a)(1)(ii)	( )	Rule 12h-3(b)(1)(ii)	( )
Rule 12g-4(a)(2)(i)	( )	Rule 12h-3(b)(2)(i)	( )
Rule 12g-4(a)(2)(ii)	( )	Rule 12h-3(b)(2)(ii)	( )
Rule 15d-6	(X)	Rule 12h-3(b)(3)	(X)

Approximate number of holders of record as of the certification or notice date: Common Stock: 1; Senior Notes: 141

Pursuant to the requirements of the Securities Exchange Act of 1934 The MONY Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 8, 2004	THE MONY GROUP INC.

By:	/S/ BART SCHWARTZ
Name: Bart Schwartz Title: Senior Vice President and General Counsel